EXHIBIT 4.1a

AMENDMENT TO

12.5% ORIGINAL ISSUE DISCOUNT

CONVERTIBLE PROMISSORY NOTE

DUE FEBRUARY 9, 2019

This AMENDMENT TO 12.5% ORIGINAL ISSUE DISCOUNT CONVERTIBLE PROMISSORY NOTE (this “Amendment”), dated as of August 31, 2018, is entered into by and between Two Rivers Water & Farming Company, a Colorado corporation (the “Company”), and Powderhorn I, LP, a Delaware limited partnership or its assigns (the “Holder”). Capitalized terms not defined herein have the meanings ascribed in the Transaction Documents, as defined in the Agreement as defined herein.

Recitals

WHEREAS, the Company and the Holder (the “Parties”) entered into that certain Securities Purchase Agreement, dated as of February 9, 2018, as amended, modified or supplemented from time to time in accordance with its terms (the “Agreement”);

WHEREAS, pursuant to the Agreement, the Company issued the Holder that certain 12.5% Original Issue Discount Convertible Promissory Note, due February 9, 2019, as amended, modified or supplemented from time to time in accordance with its terms (the “Note”); and

WHEREAS, the Note contains certain drafting errors that the Parties desire to correct in order to avoid any misunderstandings regarding the terms of Conversion and Amortization Payments under the Note.

NOW, THEREFORE, in consideration of the foregoing, and of the mutual representations, warranties, covenants, and agreements herein contained, the Parties agree as follows:

Agreement

Section 1. Defined Terms. Unless otherwise indicated herein, all terms which are capitalized but are not otherwise defined herein shall have the meaning ascribed to them in the Agreement and the Note (the “Transaction Documents”).

Section 2. Amendments to Note.

A. The definition of “Alternate Conversion Price” in Section 1 of the Note is hereby amended and restated in its entirety as follows:

“‘Alternate Conversion Price’ means, (a) during the period immediately following the occurrence of an Event of Default and continuing until sixty (60) days following the occurrence of an Event of Default and provided that the Event of Default is continuing on the applicable Conversion Date, 75% of the lowest traded price during the twenty-five (25) Trading Day-period immediately prior to the applicable Conversion Date and (b) during the period from the sixty-first (61st) day following occurrence of an Event of Default and continuing until the Event of Default has been cured and provided that the Event of Default is continuing on the applicable Conversion Date, 55% of the lowest traded price during the 25 Trading Day-period immediately prior to the applicable Conversion Date.”

B. Section 2(d) of the Note is hereby amended and restated in its entirety as follows:

“(d) Amortization Payments. On March 9, 2018 and on the 9th day of each subsequent month through the Maturity Date (each an “Amortization Payment Date”), the Holder may redeem one-twelfth (1/12th) of the face amount of this Note and the guaranteed interest on such redeemed face amount (each, an “Amortization Payment”), in accordance with the attached Amortization Schedule (Appendix A). Each Amortization Payment shall, at the option of the Company, (i) be made in cash in an amount equal to 1.05 multiplied by the Amortization Payment (the “Cash Amortization Payment Rate”) or, (ii) subject to the Company complying with the Equity Conditions, be made in Common Stock, in whole or in part at the sole discretion of the Company, by applying the Amortization Conversion Price as of the date of issuance of the Common Stock. In the event that the Holder is receiving any Amortization Payment in the form of Common Stock, the Common Stock issuable in satisfaction of such Amortization Payment will not be issued until such time as the Holder has requested such issuance, and the Amortization Conversion Price will be applied as of the date of such request by the Holder for issuance of Common Stock. The Holder may request an unlimited amount of issuances of Common Stock as partial payment totaling the sum of such Amortization Payment. Notwithstanding the foregoing, the Holder may, (i) by delivering written notice to the Company at least ten (10) Trading Days prior to an Amortization Payment Date (the “Acceleration Notice”), require that up to a total of three (3) Amortization Payments be made on such Amortization Payment Date (including the Amortization Payment scheduled to be made on such Amortization Payment Date), each of which Amortization Payments severally shall be payable, at the option of the Company, in cash at the Cash Amortization Payment Rate or, subject to the Company complying with the Equity Conditions, in Common Stock by applying the Amortization Conversion Price or (ii) in Holder’s sole discretion, the Holder may at any time after an Amortization Payment Date, require that up to two (2) additional Amortization Payments be made, provided that the entire amount of such two additional Amortization Payments will be made, at the option of the Company, in cash in an amount equal to 1.05 multiplied by the Cash Amortization Payment Rate or in Common Stock, in such amounts and at such times as the Holder will request in the Holder’s sole discretion, by applying the applicable Amortization Conversion Price at the time of issuance, in accordance with the foregoing. The Holder may exercise its rights set forth in the preceding sentence with respect to an unlimited number of Amortization Payment Dates, until all Amortization Payments have been made, and any Amortization Payment or Payments for which payment is accelerated pursuant to the preceding sentence shall be deemed to apply to the latest Amortization Payment Date or Dates in the attached Amortization Schedule (Appendix A) for which Amortization Payments have not been previously made.”

Section 3. Ratifications; Inconsistent Provisions; Severability. Except as otherwise expressly provided herein, the Note is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects, except that on and after the date of this Amendment, all references in the Note to “this Note”, as well as “hereto”, “hereof”, “hereunder” or words of like import referring to the Note, as applicable, shall mean the Note, as applicable and as amended by this Amendment. Notwithstanding the foregoing to the contrary, to the extent that there is any inconsistency between the provisions of the Agreement, the Note or the other Transaction Documents, and this Amendment, the provisions of this Amendment shall control and be binding. In the event and to the extent that any provision of this Amendment shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of any other provisions of this Amendment, all of which shall remain fully enforceable as set forth herein.

Section 4. Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Amendment (irrespective of the place where it is executed and delivered) shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each Party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Amendment (whether brought against a Party or its respective affiliates, directors, officers, stockholders, partners, members, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York. Each Party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein (including with respect to the enforcement of this Amendment), and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that such Party is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Each of the Parties hereby irrevocably waive personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such Party at the address in effect for notices to it under this Amendment or the Transaction Documents and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law. If either of the Parties shall commence an action, suit or proceeding to enforce any provisions of the Amendment, the prevailing party in such action, suit or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

Section 5. Headings. The headings contained herein are for convenience only, do not constitute a part of this Amendment and shall not be deemed to limit or affect any of the provisions hereto.

Section 6. Counterparts. This Amendment may be executed in any number of counterparts, all of which will constitute one and the same instruments and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other party. Facsimile, PFD, or other electronic transmission of any signed original document shall be deemed the same as delivery of an original.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed as of the date first written above by its respective officers thereunto duly authorized.

TWO RIVERS WATER & FARMING COMPANY

By:	/s/ Wayne Harding
Name:	Wayne Harding
Title:	Chief Executive Officer

Acknowledged and Accepted as of the date first written above:

POWDERHORN I, LP

By:	/s/ Marc L. Manuel
Name:	Marc L. Manuel
Title:	Managing Member of R3 Equity, LLC As General Partner of Powderhorn I, LP